EXHIBIT 99.1

GOLD STANDARD CONTINUES TO CONFIRM HISTORICAL RESULTS AND EXPAND GOLD ZONES AT PINION

Holes include oxidized intercepts of 20.7m of 1.78 g Au/t, 36.6m of 1.23 g Au/t and 65.5m of 0.90 g Au/t

July 17, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results of the next five holes from the Pinion Phase 1 drilling program at its 100% owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  These results continue to meet three key objectives of the drill program: verifying historical drill data, expanding the known limits of the gold mineralization and demonstrating the predictability of GSV’s new geological model.

Drilling highlights include:

•	PIN14-06, a core hole in the North Zone, returned three unique zones of gold mineralization including 20.7m of 1.78 g Au/t.

•	PIN14-07, a 35m southeasterly RC step-out from SB-073 (18.3m of 1.64 g Au/t), returned 12.2m of 1.23 g Au/t.

•
PIN14-08, a core hole in the Main Zone, returned 36.6m of 1.23 g Au/t with a higher grade interval of 5.0m of 5.62 g Au/t.  The hole successfully twinned and verified results from historical RC hole TC-008 (42.6m of 1.13 g Au/t).

•	PIN14-09, an RC infill hole between historic RC holes TCX-017 (9.1m of 0.21 g Au/t) and SB-123 (9.1m of 1.00 g Au/t), intersected 15.2m of 0.42 g Au/t.

•	PIN14-11, an RC hole in the Main Zone, intersected 65.5m of 0.90 g Au/t including 13.7m of 2.51 g Au/t.

The Phase 1 program, consisting of 13 vertical drill holes, has been completed (click the following link for Pinion Phase 1 drill hole map: http://goldstandardv.com/pinion-drill-plan-july/).  Assays are pending for holes PIN14-10, -12 and -13.  In addition to the objectives noted above, the program will collect material for density and metallurgical testing in advance of an initial NI-43-101 resource estimation expected in August.

Key Observations:

•
The targeted multilithic, dissolution collapse breccia host was intersected in all five drill holes.  Gold mineralization is continuous and widespread within this highly permeable, silicified, and oxidized breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devil’s Gate Formation.

•	Gold bearing intercepts in PIN14-06 and PIN14-11 confirm additional, vertically-continuous zones of mineralization that include higher grade intervals exceeding 2.0g Au/t.

•
Gold bearing intercepts in PIN14-07 and PIN14-09 expanded the lateral extent of the breccia hosted gold zone and demonstrate the upside exploration potential for continuous gold mineralization between the North and Main Zones.  This area between the zones is characterized by a limited number of widely-spaced historic drill holes that tested the multilithic, dissolution collapse breccia host.

Drill results are as follows:

Drill Hole	Method	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN14-06	Core	-90	175.0	11.6 – 18.9	7.3	0.22
Including				40.2 – 60.9	20.7	1.78
				52.4 – 57.0	4.6	5.93
				67.4 – 72.0	4.6	0.58
PIN14-07	RC	-90	202.7	140.2 – 152.4	12.2	1.23
PIN14-08	Core	-90	82.9	10.7 – 47.3	36.6	1.23
Including				38.6 – 43.6	5.0	5.62
PIN14-09	RC	-90	190.5	138.7 – 153.9	15.2	0.42
PIN14-11	RC	-90	213.4	83.8 – 88.4	4.6	0.51
Including				108.2 – 173.7	65.5	0.90
				112.8 – 126.5	13.7	2.51
				207.3 – 210.4	3.1	0.40
** Gold intervals reported in this table were calculated using a 0.20 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 85% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “We are very pleased with our recent drill results and the exploration potential we are recognizing through ongoing geologic work at Pinion.  Results from these five holes indicate that the collapse breccia hosted oxide gold zone at Pinion is very widespread and continuous with the system open in several directions.  The intercepts in PIN14-06 and PIN14-11 demonstrate that breccia development and mineralization thicken and strengthen adjacent to high angle fault zones and fault intersections.  Gravity, mapping, geochemical sampling, relogging and cross section interpretation have identified additional targets that will be tested in Phase 2 drilling at Pinion.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko, NV and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com